Contact

www.linkedin.com/in/mason-burnett-a6a18896 (LinkedIn)

Top Skills

Customer Service
Microsoft Office
Research

Certifications

Customer Service Blueprinting
Customer Experience: Journey Mapping

Mason Burnett

COO
Irvine, California, United States

Summary

Experienced Product and Brand executive currently focused on building consumer product experiences for shippers and carriers in the trucking industry. Skilled in Product Strategy, Product Management, Creative Strategy, Business Development, and Brand Marketing.

Experience

LaneAxis Direct Freight Network

5 years 11 months

VP of Product
February 2022 - Present (1 year 10 months)

Product Manager
August 2019 - February 2022 (2 years 7 months)

Responsible for product strategy, prioritize features, and manage cross-functional teams. Overseeing project timelines, gather user feedback, and use data to make informed decisions.

Associate Product Manager
January 2019 - July 2019 (7 months)

Responsible for collecting product data, doing customer research, coordinating with stakeholders, and developing new product features.

Marketing Manager
January 2018 - January 2019 (1 year 1 month)

Joined LaneAxis right out of College. Responsibilities included setting up and helping with trade shows, vetting contractors for the company, and working with the team to create pitch decks, and whitepapers. Co-lead all development calls and internal meetings.

Education